UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                FORM 12b-25
                         NOTIFICATION OF LATE FILING

         [ X] Form 10-K  [ ] Form 20-F  [ ]  Form 11-K  [ ] Form 10-Q

                                                    SEC FILE NUMBER: 2-97360-A
                                                       CUSIP NUMBER: 53222E209
For Period Ended: December 31, 2000

[ X ] Transition Report on Form 10-KSB
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-QSB
[  ] Transition Report on Form N-SAR


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

Full Name of Registrant             Light Management Group, Inc.

Former Name if Applicable           N/A

Address of Principal Executive Office: 3060 Mainway Drive, Suite 301
                                       Burlington, Ontario, Canada L7M 1A3

PART II--RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

      (a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b)The subject annual report, semiannual report, transition report on Form 10-K, Form 2-F, 11-F, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;

      (c)The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

      On December 11, 2000, the Board of Directors of Light Management Group, Inc. retained Feldman, Sherb & Co., P.C. as the Company's auditor for the fiscal year ended December 31, 2000. As a result of such change in auditors, Feldman Sherb has realized some adjustments to LMG's 1999 financial statements will be required in order to complete its audit. In addition, LMG was involved in and effected a variety of merger and acquisition activities during its fiscal year starting on January 1, 2000 and ending on December 31, 2000. Consequently, Feldman Sherb needs additional time to complete its audit of LMG.


PART IV - OTHER INFORMATION

   (1)Name and telephone number of person to contact in regard to this notification.

         Donald Iwacha     President       (800) 465-9216
         ---------------------------------------------------
          (Name)            (Title)        (Telephone Number)

   (2)Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer if no, identify report(s).

                             ( X ) Yes  (  )  No

   (3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                             ( X ) Yes  (  ) No

      If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company's revenues and expenses for the year ended December 31, 2000, are anticipated to increase by more than 100% as compared to the year ended December 31, 1999. Such increase is due to the Company's increased focus on sales of its new products.


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                         Light Management Group, Inc.
                         ----------------------------
                 (Name of Registrant as specified in Charter)

   has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  March 30, 2001         By:    /s/ Dr. Donald Iwacha
      ---------------            -----------------------------------------
                              Name: Dr. Donald Iwacha
                              Title:President